UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

Acantha Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

Attn: Mr. Antonio Beccari

9850 South Maryland Parkway, Ste 197

Las Vegas, NV 89183 &

Via Cefalonia, 70, 25124 Brescia, Italy

+030 2061408 (Italy)

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 10, 2011

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			Antonio Beccari
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	ITALY

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,390,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,390,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,390,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Acantha Acquisition Corp., a Delaware corporation (the “Company” or “Issuer”), with an address at 9850 South Maryland Parkway, Ste 197, Las Vegas, NV 89183.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Antonio Beccari (the "Reporting Person").

Antonio Beccari purchased 31,390,000 of the Company's Common Stock as of March 10, 2011, pursuant to a Share Purchase Agreement dated as of February 8, 2011 between William Tay and Antonio Beccari.

Antonio Beccari business address is at 9850 South Maryland Parkway, Ste 197, Las Vegas, NV 89183, and Via Cefalonia, 70, 25124 Brescia, Italy.

Antonio Beccari, age 57, has 30 years of professional experience primarily in the commerce and financial sectors, in particular for organizing sales networks in Italy for various industries. For many years, he has represented in Italy large German and Italian companies for creating and managing sales organizations.

From 1991 to 1998 sales manager in Italy of Krupp/Domoferm GmbH, Germany. In this position he has created and managed the entire sales network in Italy for this German steelmaking group. The sales organization consisted of 110 persons including 220 authorized resellers.

Since 2006 to present, President and CEO of Euramerica Energy Inc., a private oil and gas company committed to developing a gas property in Kansas.

From 2004 to present, President of Interinvest, a financial consulting company for SMEs to whom is providing concrete support in every phase of business: from the preliminary consulting (definition of objectives, analysis, screening and due diligence) to assistance in the preparation, organization and development of company's plans. From 1998 to 2004 sales manager at Sella Consult SIM SPA a brokerage firm, subsidiary of Sella Bank, where he has direct an organization of fifty two professional Financial Consultants. He was responsible for the opening and managing five representation offices and two Financial Centers in north Italy. His organization generated deposits of over 160 million Euro.

Mr. Beccari’s background includes studies at Padua University (Italy) where he earned a degree in Political Science.

Antonio Beccari has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the “Agreement”), on March 10, 2011 (the Closing date, as defined in the Agreement), Antonio Beccari purchased for a price of US$59,990 in cash, 31,390,000 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

Antonio Beccari acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Antonio Beccari may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Antonio Beccari may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Antonio Beccari may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Antonio Beccari has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Antonio Beccari may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Antonio Beccari beneficially owns 31,390,000 shares of the Company's Common Stock, representing 100% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Antonio Beccari has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated February 8, 2011, between Antonio Beccari and William Tay (herein incorporated by reference from filing on Form 8-K by Acantha Acquisition Corp. on March 9, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2011

/s/ Antonio Beccari

By: Antonio Beccari